January 13, 2006

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JB OXFORD HOLDINGS, INC. Request for Withdrawal of Registration Statement on Form S-3 Filed December 23, 2003 Registration No. 333-111484

Ladies and Gentlemen:

JB Oxford Holdings, Inc. (the “Company”) hereby requests the withdrawal of the above-referenced Registration Statement in accordance with Rule 477 under the Securities Act of 1933, as amended. OCC Venture, LLC no longer owns the shares covered by the Registration Statement. Third Capital Partners, LLC no longer wishes to sell any of the shares covered by the Registration Statement. The Registration Statement has not been declared effective, and no sales have been made under the Registration Statement.

Thank you for your attention to this matter. If you have any questions regarding this application for withdrawal, please contact the undersigned at (818) 907-6580.

Sincerely,

/s/ Barry S. Fischer

Barry S. Fischer,
General Counsel